December 11, 2009

Mr. Mark T. Frost
Senior Vice President, Administration,
  Chief Financial Officer and Treasurer
Albany Molecular Research, Inc.
21 Corporate Circle, PO Box 15098
Albany, New York 12212

Re: Albany Molecular Research, Inc.
Form 10-K for the Year Ended December 31, 2008
File No. 000-25323

Dear Mr. Frost:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2008

Item 1. Business
Licensing Agreements, page 11

1.   Discuss in more detail the milestone events that, if achieved, will entitle you to receive non-refundable, non-creditable milestone payments from BMS.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies and Estimates, page 36

2.	Your disclosures reiterate the policy notes included in the financial statements. Please note that Critical Accounting Polices should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements. Please revise your disclosure to provide your analysis of the judgments and uncertainties involved in applying these accounting principles at a given time, and the potential impact on your financial statements of the variability that is reasonably likely to result from their application over time. Such disclosures explaining the likelihood that any materially different amounts would be reported under different conditions, using different assumptions is consistent with the objective of Management's Discussion and Analysis. See Release 33-8350.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Contract Revenue Recognition

Up-Front License Fees, Milestone, and Royalty Revenue, page F-10

3.	Please revise your disclosure to clarify how your settlement agreement with Sanofi-Aventis of November 18, 2008 affected your accounting for the various revenue streams. In addition, please disclose your accounting for the $10 million upfront sublicense fee received as part of the settlement agreement.

Goodwill, page F-12

4.	Please revise your disclosure here or in MD&A, as applicable, to clarify why you have no apparent impairment of your goodwill given market capitalization below your book value, the apparent deterioration in revenues and operating income during 2009 and the general slow-down in the economy. In doing so,

- Clarify how you identify reporting units for goodwill impairment testing purposes and disclose the amount of goodwill allocated to each reporting unit;

- Disclose the percentage by which fair value exceeded carrying value for each reporting unit as of the date of the most recent test;
- Describe the methods and key assumptions used and how the key assumptions were determined;
- Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
- Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Item 15. Exhibits and Financial Schedules

Exhibit Index, page 44

5. Please file the agreements related to your 2008 acquisition of FineKem and 2007 acquisition of AMRI India, or provide us with an analysis supporting your determination that these acquisitions are not material to your business.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Ibolya Ignat, Staff Accountant at (202) 551-3656, or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Nandini Acharya, Staff Attorney, at (202) 551-3495 regarding questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant